
Tractebel Energia
suez

Florianópolis, April 24th, 2003. CE DF-0019/2003


03022368

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the translation of the 6th General Shareholders Meeting of Tractebel Energia S.A.'s minutes. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank of New York

dlw 6/5


Tractebel Energia

03 MAY -1 AM 7:21

LISTED COMPANY – CNPJ/MF N° 02.474.103/0001-19

MINUTES OF THE 6th (SIXTH) GENERAL SHAREHOLDERS MEETING OF TRACTEBEL ENERGIA S.A.

On April 15th, 2003, at 12:00 a.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi no. 366, Centro, Florianópolis, Santa Catarina state, the shareholders of Tractebel Energia S.A assembled, representing more than 2/3 (two third parts) of the stock capital with the right to vote, according to registers and signatures constant of "Shareholders Presence Book", in order to deliberate about the subjects of the Agenda. At the meeting opening, according to the article 12 of By-laws, Mr. Maurício Stolle Bähr, Board of Directors Chairman, whose is in charge of the meeting works, proposed the indication of Mr. José Moacir Schmidt, as Secretary, which was accepted. Beginning the meeting, the Chairman thanked the presence of shareholders, Mr. Marcelo C. Malta, CRC/RJ-072259-05, Deloitte Touche Tohmatsu Independent Auditors representative and Mrs. Carla Carvalho de Carvalho, Fiscal Council representative. In the continuation, informed that the Minute will be drawn up as a facts summary, according to the Article no. 130, § 1st, from Law no. 6,404/76 terms and that the current Meeting was convoked by edictal published in the following Newspapers "Valor Econômico", "Diário Catarinense" and "Diário Oficial do Estado de Santa Catarina", editions from March 31st and April 1st and 2nd, 2003 and asked me to read them and so I did, as follows: *"CNPJ/MF no. 02.474.103/0001-19 - **GENERAL SHAREHOLDERS MEETING - CONVOCATION** - According to the legal dispositions and By-laws, the Shareholders of TRACTEBEL ENERGIA S.A. are convoked to the General Shareholders Meeting on April 15th, 2003, at 12:00 a.m., at Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina state, with the following **Agenda**:**1**. Examining, discussing and voting the financial statements related to fiscal year ended on December 31st, 2002; **2**. Deliberating about the Managers' total remuneration for the fiscal year 2003; **3**. Electing a new member for the Company's Board of Directors due to the renunciation request from a current Board Member. The Shareholders, according to the applicable legislation and according to the article 13 of By-laws, shall prove their shareholder condition up to 72 (seventy two) hours before the Meeting, by means of deposit of the documents which prove Tractebel Energia S.A. shares ownership, to be delivered at Company's Headquarters, during business time. Florianópolis, March 31st, 2003. Maurício Stolle Bähr. Board of Directors Chairman."* Next, the Chairman put into discussion the items of Agenda: **Item 1** – *"Examining, discussing and voting the financial statements related to fiscal year ended on December 31st, 2002"* – As the Administration Report, the Financial Statements, the Independent Audits opinion and the Fiscal Council opinion were known by the present shareholders, it was proposed and approved the dispense of those documents reading. After the discussion about the subject, it was voted and **approved by the majority**, in face of the abstention of shareholder ISHARES MSCI BRAZIL (FREE) INDEX FUN. Next, the Chairman informed the item 2 of Agenda: **Item 2** – *"Deliberating about the Managers' total remuneration for the fiscal year 2003"* – It was proposed the amount of BRL 7,500,000.00 (seven million and five hundred thousand Reais) as the total annual remuneration of the Managers elected by General Meeting of Shareholders and by Board of Directors, which distribution will be made under criteria and amount established by Board of Directors. The Company will take in charge, additionally, when it is the case, the expenses with INSS, FGTS, Health Insurance, Private Welfare, medical assistance and habitation. The subject was voted and **approved by unanimity**. Next, the Chairman informed the item 3 of Agenda: **Item 3** - *"Electing a new member for the Company's Board of Directors [illegible]*


Tractebel Energia

that the Vice-President of Board of Directors, Mr. Erik Lodewijk Jacques De Muynck, consequently of being taking over new professional challenges, sent a renunciation request of the Company's Board of Directors function. In view of the petition formulated, the Chairman thanked the pledge and the devotion of the Counselor on his performance while Board of Directors member, exalting his irreprehensible conduct during all the time dedicated to the Company, wishing him to succeed on new functions. **For** substituting the Counselor in the Vice-President function, for the lasting period for the current Board of Directors members, i.e., till the 2004 General Shareholders Meeting, **it was elected, by unanimity, Mr. Jan Franciscus María Flachet,** Belgium, married, passport no. EC Nr 366417, issued by Belgium government, dwelled in San Jorge Village – Ruta 197 – Km 13 – Los Polvorines – Buenos Aires – Argentina. It was proposed the installation of the **Fiscal Council** for the current year, with mandate till the 2004 General Shareholders Meeting, **have being elected as titular counselors, Carla Carvalho de Carvalho**, Brazilian, married, lawyer inscribed at OAB/RJ under no. 59.760, CPF/MF 863.499.377-91, dwelled in Niterói city, Rio de Janeiro State, with office on Av. Almirante Barroso, 52, sala 1401, city and State of Rio de Janeiro; **Newton de Lima Azevedo Júnior**, Brazilian, married, engineer, porter of identity no. 3.993.530-SSP/SP, inscribed in CPF/MF under the no. 610.185.388-87, dwelled in the city and São Paulo State, with office on Av. 9 de julho, 4865, 8° andar, Centro, **Paulo Reiniger de Azevedo Moura**, Brazilian, civil engineer, identity no. 6085881461/RS, inscribed in CPF/MF under no. 001.235.790-15, dwelled on Rua Apolinário Porto Alegre, 274, in the city of Porto Alegre, Rio Grande do Sul State, **representative from preferencialists**, and **as respective substitutes**: **Carlos Leal Villa**, Brazilian, married, civil engineer, with commercial address on Rua Maria Borba, no. 15, 8° andar, Bairro Consolação, CEP 01421-040, city and São Paulo State; **Luiz Eduardo Simões Viana**, Brazilian, married, economist, porter of identity no. 05461436-7 IFP/RJ, inscribed in CPF under no. 456.817.407-30, with commercial address on Av. Almirante Barroso, 52, sala 1401 (parte), Centro, CEP 20031-000, city and Rio de Janeiro State, and **Sérgio Zendron**, Brazilian, married, engineer, identity no. 3/R 116973-SSI/SC, inscribed in CPF under no. 057.953.979-20, dwelled on Av. Borges de Medeiros, 3265, apto. 501, city and Rio de Janeiro State, **representative from preferencialists**. **It was proposed and approved, by unanimity**, the yearly remuneration fixation of Fiscal Counselors in ten per cent (10%) of yearly average remuneration of each Director, not computing benefits, representation sum and profits participation. As nobody wanted to use the word, the Chairman thanked everyone's presence and concluded the work of the present General Shareholder Meeting, asking to be drawn up the present Minutes, which, after being read and thought accordingly, was signed by Chairman and by shareholders that represent more than 2/3 of the voting capital of the Company, and by me, Secretary, extracting from it the necessary copies, destined to legal ends. Florianópolis, April 15th, 2003.

Maurício Stolle Bähr Chairman	José Moacir Schmidt Secretary



Shareholders:

TRACTEBEL EGI SOUTH AMERICA LTDA.

PATRICK CHARLES CLEMENT OBYN

JOSÉ MOACIR SCHMIDT

T. ROWE PRICE INTER FUND T. ROWE PRICE LATIN AM FUND

TEMPLETON LATIN AMERICA FUND

THE BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST

IBM TAX DFERRED SAVINGS PLAN

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

ISHARES MSCI BRAZIL (FREE) INDEX FUND

WALTAMIR BARREIROS